Contact

www.linkedin.com/in/russell-vincent-b308b (LinkedIn)

Top Skills

Scouting
Cosmetics
Research

Russell Vincent

Chief Operating Officer at Outlaw
Sparks, Nevada, United States

Summary

With nearly two decades of production and management experience, I get things done. I train and manage our diverse production and fulfillment team, led the build-out of our warehouse, and source and order the components and ingredients. (Side bonus skill: I'm responsible for naming almost all the products!)

Experience

Outlaw

Chief Operating Officer
April 2013 - Present (10 years 10 months)
Sparks, Nevada, United States

The Handsome Handyman

Owner
January 2004 - January 2014 (10 years 1 month)

Beyond Productions - Discovery Channel

Associate Producer
October 2007 - October 2008 (1 year 1 month)
San Francisco Bay Area

Helped produce the show Prototype This! for the Discovery Channel.

Education

Conservatory of Music, San Francisco

Music, Viola · (1988 - 1989)